Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(dollar amounts in thousands of dollars)	2014		2013		2012		2011		2010
Earnings:
Income (loss) before income taxes	$852,985		$868,756		$833,581		$718,928		$364,113

Add: Fixed charges, excluding interest on deposits	70,692		57,027		74,379		97,035		102,969

Earnings available for fixed charges, excluding interest on deposits	923,677		925,783		907,960		815,963		467,082
Add: Interest on deposits	86,453		116,241		162,167		260,051		439,049

Earnings available for fixed charges, including interest on deposits	1,010,130		1,042,024		1,070,127		1,076,014		906,131

Fixed Charges:
Interest expense, excluding interest on deposits	52,868		39,788		57,572		81,004		87,537
Interest factor in net rental expense	17,824		17,239		16,807		16,031		15,432

Total fixed charges, excluding interest on deposits	70,692		57,027		74,379		97,035		102,969
Add: Interest on deposits	86,453		116,241		162,167		260,051		439,049

Total fixed charges, including interest on deposits	$157,145		$173,268		$236,546		$357,086		$542,018

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	13.07	x	16.23	x	12.21	x	8.41	x	4.54	x
Including interest on deposits	6.43	x	6.01	x	4.52	x	3.01	x	1.67	x